SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33855

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

April 24, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of April 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on May 19, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management,

Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AB Pooling Portfolios [File No. 811-21673]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Expenses of $9,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on September 18, 2019, and amended on April 7, 2020.

Applicant's Address: king@sewkis.com.

Capital Appreciation Variable Account/MA [File No. 811-03561]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 2, 2011, the applicant transferred its assets to MFS Massachusetts Investors Growth Stock Portfolio, a series of MFS Variable Insurance Trust II. Expenses of $62,998.71 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 17, 2019, and amended on March 10, 2020.

Applicant's Address: Legal@mfs.com.

Churchill Cash Reserves Trust [File No. 811-04229]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 20, 2019, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on December 24, 2019.

Applicant's Address: info@aquilafunds.com.

Eaton Vance New York Municipal Bond Fund II [File No. 811-21218]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance New York Municipal Bond Fund and, on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $45,123 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on March 6, 2020.

Applicant's Address: jdamon@eatonvance.com.

Fairholme VP Series Fund, Inc. [File No. 811-22490]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 14, 2019, and amended on March 6, 2020.

Applicant's Address: fcminfo@fairholme.net.

FS Variable Annuity Account Two [File No. 811-08624]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred it assets to FS Variable Separate Account. Expenses of less than $10,000 incurred in connection with the reorganization were paid by The United States Life Insurance Company in the City of New York.

Filing Date: The application was filed on December 19, 2019.

Applicant's Address: Lucia.Williams@aig.com.

Grosvenor Registered Multi-Strategy Fund (W), LLC [File No. 811-22857]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Grosvenor Registered Multi-Strategy Fund (TI 1), LLC and, on November 30, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $181,616.43 incurred in connection with the reorganization were paid by the applicant and Grosvenor Registered Multi-Strategy Fund (TI I), LLC, the acquiring fund.

Filing Dates: The application was filed on January 23, 2020.

Applicant's Address: Abigail.Hemnes@klgates.com.

Steben Select Multi-Strategy Fund [File No. 811-22824]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On March 31, 2019, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on August 19, 2019, and amended on December 17, 2019.

Applicant's Address: jessen@LoCorrFunds.com.

Steben Select Multi-Strategy Master Fund [File No. 811-22872]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 30, 2019, applicant made liquidating distributions to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on August 16, 2019, and amended on December 17, 2019.

Applicant's Address: jessen@LoCorrFunds.com.

Variable Annuity Account One [File No. 811-04296]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Variable Separate Account. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Date: The application was filed on December 19, 2019.

Applicant's Address: Lucia.Williams@aig.com.

Variable Annuity Account Four [File No. 811-08874]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Variable Separate Account. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Date: The application was filed on December 19, 2019.

Applicant's Address: Lucia.Williams@aig.com.

Variable Annuity Account Two [File No. 811-08626]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Variable Separate Account. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Date: The application was filed on December 19, 2019.

Applicant's Address: Lucia.Williams@aig.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary